UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2022

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Company changed its name from Mr. Mango LLC to Skybound Holdings LLC.1 The Company is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming and music publishing.

On December 16, 2022, the Company began offering for sale, at a fixed price of $500 per limited liability company common equity interest (“Common Interests,” also referred to herein as “Units,” or “Unit”), up to 150,000 Units, for $75 million (such offering, the “Offering”). This Offering is currently still ongoing, with a deadline of August 14, 2023 (unless otherwise extended or terminated earlier), and is described in the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950) (such offering statement, the “Form 1-A,” available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm).

1 A copy of the Certificate of Amendment filed with the Delaware Secretary of State is filed as Exhibit 2.1.

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The Company, directly or through its subsidiaries, has majority-owned subsidiaries in the art and entertainment industry.

Directly owned subsidiaries

Bumbio LLC is a holding company organized in Delaware on January 17, 2017.

Blah Blah Boys, LLC is a production company organized in Delaware on May 4, 2017.

Dark Stories, LLC is a production company organized in California on December 19, 2013, which engages in certain activities related to projects in production for television and film, including engaging writers and is a signatory to the Writers Guild of America collective bargaining agreement.

IBO, LLC is a music publishing company organized in Delaware on December 10, 2018 and is a majority-owned joint venture of the Company.

Itchy Water, LLC is a limited liability company organized in Delaware on June 30, 2016, which was formerly used for a joint venture but currently has no active operations.

Skybound, LLC owns certain intellectual property and was organized in California on June 2, 2010.

Tea Hot, LLC is a production company organized in California on March 3, 2016, which engages in certain activities related to projects in production for television and film, including engaging actors, and is a signatory to the SAG-AFTRA collective bargaining agreement.

This is JOJO, LLC is a production company organized in Delaware on December 22, 2016, which engages in certain activities related to projects in production for television and film, including engaging directors for such works, and is a signatory to the Directors Guild of America collective bargaining agreement.

Viltrumite Pants, LLC is a production company organized in Delaware on May 25, 2018 and is primarily responsible for the production of the animated television series Invincible.

Indirectly owned subsidiaries

Boaty Boat Boat, LLC is a holding company organized in Delaware on May 18, 2018, owned by the Company through Bumbio LLC. Boaty Boat Boat, LLC owns a marine craft.

El El See, LLC is a publishing company organized in Delaware on May 22, 2017, owned by the Company through Bumbio LLC. El El See, LLC is engaged in the publication of literary work.

Fakakta Studios, Inc. is a Delaware corporation owned by the Company through Bumbio LLC, with no current operations.

howyaknow, LLC is a limited liability company organized in Delaware on October 9, 2018, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. howyaknow, LLC owns the video game Telltale’s The Walking Dead.

Shoe Leather Digital, Inc. is a corporation organized in Delaware on August 30, 2017, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Shoe Leather Digital, Inc. is a production company that creates and distributes original digital content.

Skybound Galactic, LLC is a limited liability company organized in Delaware on March 28, 2018 and is a majority-owned joint venture of the Company through Bumbio LLC. Skybound Galactic, LLC is a production company that engages in production for television. Skybound Galactic, LLC also owns two subsidiaries, Superform, LLC, which is a limited liability company organized in Delaware on August 6, 2019 and engages in certain activities related to projects in production for television, including engaging directors, and is a signatory to the Directors Guild of America collective bargaining agreement, and Spacebound, LLC, which is a limited liability company organized in Delaware on February 12, 2019 and engages in certain activities related to projects in production for television, including engaging writers, and is a signatory to the Writers Guild of America collective bargaining agreement.

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Skybound Game Studios, Inc. is a corporation incorporated in Delaware on September 7, 2017, owned by the Company through Bumbio LLC. Skybound Game Studios, Inc., which publishes and distributes video games. The entity also owns two subsidiaries in Europe, Skybound Games Europe B.V., which was organized in the Netherlands and handles video game distribution in Europe, and Skybound Games UK Limited, which was organized in England and Wales and engages certain employees in the United Kingdom. In addition, Skybound Game Studios, Inc. holds an investment in 5th Planet Games A/S, a Danish stock company.

Skybound Interactive, LLC is a limited liability company organized in Delaware on March 11, 2014, owned by the Company through Bumbio LLC. Skybound Interactive, LLC is an interactive entertainment company that licenses certain of the Company’s intellectual property rights to third parties for the development of video games.

Skybound Japan K.K. is a corporation incorporated in Japan on September 21, 2022, owned by the Company through Bumbio LLC. Skybound Japan K.K. is a production company that engages in production for television and film in Japan.

Skybound Stories, Inc. is a corporation organized in Delaware on June 13, 2018 and is a majority-owned joint venture of the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Skybound Stories, Inc. is a co-financier of video games.

The Competitive Landscape

The market for entertainment products is intensely competitive and subject to rapid change. We compete against providers of different sources of entertainment, such as movies, television, video games and other interactive entertainment, comic books, online casual entertainment and music that our customers could enjoy in their free time. Important competitive factors in our industry include the ability to attract and maintain strong relationships with creators, quality and creative integrity of our products, brand recognition, reputation, price, and marketing. We compete against other content creators for distribution of the Company’s content across varied media and platforms. We also compete against other entertainment video, streaming and interactive providers, such as multichannel video programming distributors, streaming entertainment providers (including those that provide pirated content), video gaming providers and more broadly against other sources of entertainment that our customers could choose in their moments of free time. The Company’s merchandise licensing, publishing and retail businesses compete with other licensors, publishers and retailers of character, brand and celebrity names. Operating results for the merchandise business are influenced by seasonal consumer purchasing behavior and by the timing and performance of programming broadcasts, publication and game and theatrical releases.

We also compete against streaming entertainment providers and content producers in developing new relationships with creators and acquisitions or licenses of new content for exploitation by the Company according to its model across various media.

The Company’s internet websites and digital content products compete with other websites and entertainment products in their respective categories.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for ongoing engagement with a dedicated audience of fans of the Company’s intellectual property.

Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

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The Company’s Team

As of the date of this Report, the Company employs 192 full-time employees and 11 part-time employees.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any material legal proceedings.

On January 9, 2022, William Crabtree, a colorist who performed services on the comic book Invincible, filed a lawsuit against Robert Kirkman, LLC, Robert Kirkman’s entity, and Robert Kirkman individually in federal court (the U.S. District Court of the Central District of California), claiming joint authorship of Invincible, among other claims. Neither the Company nor any of its subsidiaries are parties to such lawsuit.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Skybound Holdings LLC, and its subsidiaries.

Business Overview

The Company, together with its subsidiaries, is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter.  The Company maintains key partnerships across the entertainment industry including Universal Pictures and Image Comics, holds a first look development deal with Audible, and has engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale’s The Walking Dead video game series. The Company is also a strategic global marketing and distribution partner of Striking Distance Studios for the highly-anticipated survival-horror game, The Callisto Protocol.

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Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

Operating Results

	December 31, 2022	December 31, 2021
Revenue	$107,589,467	$64,386,320
Cost of Revenue	$65,875,704	$33,863,197
Total operating expenses	$29,767,210	$22,144,200
Other income	$26,294,101	$2,997,101
Interest income	$21,547	$11,034
Interest expense	$(108,475)	$(108,047)
Income tax	$8,319,502	$2,347,149
Net Income	$29,921,686	$9,028,875
Loss from Minority Interests	$(302,550)	$(546,801)
Net Income attributable to Skybound Holdings LLC and subsidiaries	$30,224,236	$9,575,676
Foreign currency exchange	$565,630	$25,638
Earnings per Common Interest, basic	$35.56	$11.25
Earnings per Common Interest, diluted	$29.49	$9.85

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS)

FOR THE FISCAL YEAR ENDED DECEMBER 31,	2022	2021	2020

Net Income Attributable to Skybound Holdings LLC and subsidiaries	$30,224,236	$9,575,676	$1,236,178

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	619,592	974,827	287,047
Tax expense	8,319,502	2,347,149	231,395
Interest expense	108,475	108,047	247,759

OTHER FINANCIAL DATA
EBITDA (1)	$39,271,805	$13,005,699	$2,002,379

(1) EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

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EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

Revenue

The Company generates revenue primarily through the sale of physical and digital product, licensing & royalties, and certain services, including production and marketing services.

For the fiscal year ended December 31, 2022, the Company had revenue of $107,589,467, compared to $64,386,320 in the fiscal year ending on December 31, 2021. The increase in net sales was due to an increase in video game sales and revenue derived from Seasons 2 and 3 of the Company’s television series, Invincible.

Cost of Revenue

During the year ending on December 31, 2022, cost of revenue totaled $65,875,704. During the year ended on December 31, 2021, cost of revenue totaled $33,863,197. The reason for such increase in cost of revenue in 2022 was primarily due to the cost incurred for the production of Seasons 2 and 3 of Invincible.

Operating Expenses

The Company’s operating expenses increased from $22,144,200 in the year ended on December 31, 2021 to $29,767,210 in the year ended on December 31, 2022. The primary reason for such increase in operating expenses in 2022 is the Company’s incurred expenses to expand its team to support the Company’s growth strategy.

Sales and marketing expenses

During the year ended on December 31, 2022, sales and marketing expenses totaled $8,919,539. During the year ended on December 31, 2021, sales expenses totaled $6,392,231. The Company increased its marketing activities in 2022 in order to promote revenue growth.

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Other Income and Expenses

During the year ended on December 31, 2022, interest income was $21,547, with an interest expense of $108,475. During the year ended on December 31, 2021, interest income was $11,034, with an interest expense of $108,047.

For the year ended on December 31, 2022, the Company generated other income of $26,294,635. For the year ended on December 31, 2021, the Company recorded a gain on other income of $2,997,101. Other income is comprised of gains from derivatives, forgiveness of debt and other non-operating income.

For the year ended on December 31, 2022, the Company recorded a gain on foreign currency exchange of $565,630. For the year ended on December 31, 2021, the Company recorded a gain on foreign currency exchange of $25,638.

Income Tax

Income taxes were $8,319,502 for the year ended on December 31, 2022. Income taxes were $2,347,149 for the year ended on December 31, 2021.

Net Income

The Company’s net income for the year ended on December 31, 2022 was $29,921,686, compared to $9,028,875 for the year ended on December 31, 2021. Such increase in net income in 2022 was primarily due to gains in the value of the Company’s derivative assets.

Total Assets

For the year ended on December 31, 2022, the Company possessed assets totaling $144,118,644, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, and prepaid expenses and other current assets. For the year ended on December 31, 2021, the Company possessed assets totaling $60,011,768, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, and prepaid expenses and other current assets. This increase in assets in 2022 was primarily due to an increase in value of the Company’s derivative assets and increased amounts in accounts receivable.

Total Liabilities

For the year ended on December 31, 2022, liabilities totaled $68,210,390, primarily consisting of short-term debt. For the year ended on December 31, 2021, liabilities totaled $19,604,365, primarily consisting of short-term debt. The increase in liabilities in 2022 was primarily due to an increase in short-term debt.

Cash Flows from Operating Activities

Net cash provided in operating activities was $14,866,054 for the period ended on December 31, 2022 and net cash used in operating activities for the period ended on December 31, 2021 was $229,930. The increase in 2022 was due to a distribution product receivable from the agreement with Krafton (see Note 2 and 14 of the audited financial statements).

Cash Flows from Investing Activities

During the year ended on December 31, 2022, net cash used in investing activities was $11,148,187, and during the period for the year ended on December 31, 2021, net cash used in investing activities was $1,934,111. The increase in 2022 was due to additional investment payments to 5th Planet Games A/S as well as new investments in Mega Cat Studios (see Note 6 of the audited financial statements) and TellTale (see Note 7 of the audited financial statements.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,848,580 for the year ended on December 31, 2022, and during the year ended on December 31, 2021, net cash provided by financing activities was $15,136,981. The decrease in cash from 2022 to 2021 was due to a comparatively larger amount of capital raised through the Company’s Series B Preferred Interest financing round in 2021.

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Equity Financing

As of December 31, 2022, the Company has raised a total of $52,962,453 through selling equity membership interests, including preferred membership interests, common membership interests, options, and warrants. The Company used the capital raised from its equity financings for several investments. The Company is making an aggregate equity investment of $10,500,000 in the mobile games developer 5th Planet Games A/S through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, over an approximately 2-year period starting in September 2021, is making additional investments in video game publishing and distribution associated with this investment, and may seek future strategic investment opportunities. In 2022, the Company entered into a multi-tranche equity investment of $5,250,000 in game developer, Mega Cat Studios, through Bumbio LLC. The Company made its first tranche payment of $2,000,000 as of December 31, 2022. The Company also made an equity investment of $2,000,000 in narrative game development studio and publisher LCG Entertainment, Inc. through Skybound, LLC.

Liquidity and Capital Resources

The proceeds of this Offering are not essential to the continuing operations of the Company; however, they are essential to the growth of the Company’s operations. As a result, the majority of the proceeds from this Offering will be used to fund the Company’s sales and marketing efforts, as well as to fund the cost of future development and expansion. The Company plans to use the proceeds of this Offering as set forth in the section titled “Use of Proceeds” in the Form 1-A. As the Company is operating in one of the fastest growing industries, the demand for content is growing and it is essential for the Company to expand its product offering to capture a market in order to establish the Company as a content leader.

As of December 31, 2022, the Company has a current ratio of 1.47 and operating expenses of $29,767,210. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for 12 months. The primary sources of the Company’s liquidity are cash from its 2021 Series B Preferred Interest financing, cash resulting from ongoing operations, and cash from the Offering. The Company also has access to an $8 million line of credit. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

In the past two years, the bulk of the Company’s capital expenditures have been allocated to developing smaller original video games, totalling about $5,000,000 a year. As of December 31, 2022, the Company had a remaining obligation of approximately $3,500,000 related to its equity investment in 5th Planet Games A/S and a remaining obligation of $3,250,000 related to the Company’s investment in Mega Cat Studios. However, with two successful pieces of creative work, timing is of the essence and the Company plans on making the most of the current popularity to develop AAA games and grow its sales, marketing, and social media teams to increase sales. Upon the closing of this Offering, the Company intends to have material capital expenditures in the future. See the “Use of Proceeds” section within the Form 1-A.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1)

Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.

2)

Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Revenue Trends

During 2020, the Company’s television and film productions were paused due to the pandemic and the Company used this as an opportunity to pivot resources towards video games. The Company’s video game revenue is categorized into four types: 1) physical product, 2) digital product, 3) licensing/royalty, and 4) distribution/publishing. In addition, if an opportunity presents itself, the Company also provides video game marketing services. Both physical and digital product revenue are recognized upon sale. Licensing and royalty revenue are recognized in line with performance obligations along with any service revenue. Video games represented about 78% of revenue in 2021 and 67% in 2022 and we expect video games to represent 70% of revenue going forward.

Costs and Expenses Trends

The Company expects operating expenses to increase for the fiscal year ended December 31, 2023, primarily due to an increase in general and administrative costs associated with the addition of personnel to support the Company’s growth and legal, accounting and audit expenses due to costs associated with this Offering, an increase in sales and marketing costs, primarily due to increased marketing event costs and increased marketing and social media campaigns to support the targeted revenue growth.

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Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

●	continuing to expand Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and Impact Winter;
●	strengthening the strategic relationship with 5th Planet Games A/S through co-financing video games and increasing the Company’s engagement with audiences in Europe;
●	pursuing new strategic partnership opportunities, including the development of anime projects;
●	expanding productions of original television;
●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management; and
●	strengthening internal legal, finance and HR resources.

ITEM 3. Directors and Officers

The Company’s managers, executive officers and other significant individuals, their positions and ages as of March 31, 2023, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office
David Alpert	Chief Executive Officer, Secretary, and Manager	47	Began July 2018*
Jon Goldman	Co-Chairman and Manager	57	Began July 2018**
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	44	Began July 2018***
Byung Joon Song	Manager	47	Began November 2016
Kevin D. Irwin, Jr.	Manager	48	Began June 2021
Ian Livingstone Carmen Carpenter	Manager Manager	73 49	Began February 2022 Began July 2022

*	Mr. Alpert has been the CEO of Skybound, LLC and certain other subsidiaries of the Company since 2010; Mr. Alpert served as the sole Manager of the Company from May 2017 to July 2018.
**	Mr. Goldman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2013.
***	Mr. Kirkman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2010.

Executive Officers

David Alpert: Mr. Alpert is CEO and co-founder of the Company. Mr. Alpert co-founded Skybound Holdings LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for Skybound Holding LLC’s business model, The “Wheel of Awesome.” The “Wheel of Awesome” model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under Skybound Holding LLC’s approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn’t stop there – he is also a prolific TV, film, and digital producer on several of Skybound’s 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young “Entrepreneur of the Year” award and a member of the Young Presidents’ Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

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Jon Goldman: Mr. Goldman serves as Co-Chairman of the Company. Mr. Goldman’s roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to Skybound Holdings LLC, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Kickstarter, and traditional venture investment. In addition to his role at Skybound Holdings LLC, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas - Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of Skybound Holdings LLC. Mr. Kirkman, an advocate for creator rights, co-founded Skybound Holdings LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of Skybound Holdings LLC, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman’s long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season will debut later in 2023. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. Coming April 2023 is the Dracula feature film, Renfield, from Universal Pictures, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week’s episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which will air its final season in 2023. He is also executive producer of Robert Kirkman’s Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman’s popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Board of Managers

The board of managers of the Company (the “Board of Managers” or the “Board”) consists of the following members: David Alpert, Jon Goldman, Kevin D. Irwin, Jr., Robert Kirkman, Ian Livingstone, Byung Joon Song, and Carmen Carpenter.

Please see above for biographies of David Alpert, Jon Goldman, and Robert Kirkman.

Kevin D. Irwin, Jr.: Mr. Irwin serves as Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Ian Livingstone: Sir Ian Livingstone CBE is a pioneer and legend of the global video game industry and was made a Knight in 2022 and a Commander of the British Empire (CBE) in 2013 for his services to the UK video games industry. He co-founded two billion-dollar games companies, Games Workshop (Warhammer) and Eidos (Lara Croft: Tomb Raider) for whom, as Executive Chairman, he led the successful London IPO. He was an angel investor and chairman of Playdemic, creator of the global top ten mobile game, Golf Clash, and an angel investor in Medatonic, creators of the global hit Fall Guys. He is the former Chairman of Sumo Group PLC, a leading London-listed cross-platform games developer, and was instrumental in negotiating the sale of the company to Tencent in 2022. He co-created the multi-million-selling Fighting Fantasy series of role-playing gamebooks. He has been an angel investor and advisor to multiple leading games studios, including Midoki, Bossa Studios, Fusebox and Talewind. Sir Ian is currently a co-founding partner of Hiro Capital, a venture capital fund investing in games and technology, and also the co-founder of the Livingstone Academy, a next generation UK Academy School focused on a 21st century digital creative curriculum.

Byung Joon Song: Byung-Joon Song holds the position of Director at Com2uS Corp., Chief Executive Officer & Director at GAMEVIL Inc., Chief Executive Officer for Gamevil China, Inc. (a subsidiary of GAMEVIL Inc.) and Chief Executive Officer at Com2uS Usa, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association and Gamevil USA, Inc. He received an undergraduate degree from Seoul National University.

10

Carmen Carpenter: Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital (“EMC”), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank’s portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

The following table indicates the annual compensation of each of the two highest-paid persons who were executive officers or members of the Board during the issuer’s last completed fiscal year:

Name	Capacities in which compensation was received	Cash compensation (2022)	Other compensation (2022)	Total compensation (2022)
David Alpert*	Chief Executive Officer	$600,000	$0	$600,000
Jon Goldman**	Co-Chairman	$600,000	$0	$600,000

*	David Alpert is compensated via D.D. Tuercas Trading Company, Inc., a corporation solely owned by David Alpert and his wife.
**	Jon Goldman is compensated via Tower 26 VC, LLC, a limited liability company solely owned by Jon Goldman.

The above table discloses information regarding the Company’s officers for compensation they received in their capacity as executive officers only. The Managers did not receive any compensation in the fiscal year ended on December 31, 2022, in their capacities as Managers of the Company.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding voting securities owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s).

Unless otherwise indicated, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	842,340	0	97.26	%(1)
David Alpert (through the Peanut & Pookie Family Trust) (2)	280,780	0	32.42	%(1)
Robert Kirkman (through the Kirkman Family 2014 Trust)(2)	280,780	0	32.42	%(1)
Jon Goldman(2)	280,780	0	32.42	%(1)

Com2uS Corp.(3)	34,499	0	43.01	%(4)
Knollwood Investment Funds LLC(5)	18,973	0	23.65	%(4)
Knollwood Investment Funds LLC (5)	34,441	0	48.29	%(6)
Hiro Capital I SCSp (7)	15,753	0	22.09	%(6)
Ghost Angel LLC(8)	13,778	0	19.32	%(6)

(1)	The applicable class is Common Interests, and this percentage calculation includes the Common Interests sold in this Offering for which the Company has received funds for as of the date of this Report, is subject to change based on the total amount of Common Interests issued in this Offering, and is rounded to the nearest tenth digit.
(2)	Such beneficial owner’s address is 9570 West Pico Boulevard, Los Angeles, CA 90035.
(3)	Such beneficial owner’s address is Seoul, BYC, High City A 12th Floor 131, Gangseon-gu, Digital 1 Kangsan-gu, Republic of Korea.
(4)	The applicable class is Series A Preferred Interests.
(5)	Such beneficial owner’s address is 217 International Circle, Hunt Valley, MD 21030.
(6)	The applicable class is Series B Preferred Interests.
(7)	Such beneficial owner’s address is 1-4 Rue Stumper, Luxembourg, Luxembourg L-2557
(8)	Such beneficial owner’s address is 55 East Third Avenue, San Mateo, CA 94401.

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

11

ITEM 5. Interest of Management and Others in Certain Transactions

Robert Kirkman, the Company’s Co-Chairman, Chief Creative Officer, and Manager, via his entity Robert Kirkman, LLC (“RKL”), is party to a Master License Agreement with Skybound, LLC, pursuant to which he has granted an exclusive license to the Company to commercialize all comic books created by Robert Kirkman as merchandise, comic books, and video games, and as the exclusive administrator in connection with any motion picture or television projects based on any of the comic books. Pursuant to the Amended and Restated Master License Agreement (the “Master License Agreement”) filed as Exhibit 6.4, Skybound, LLC will make royalty payments to RKL in the amount of: (i) 15% of Net Sales (as defined in the Master License Agreement) with respect to Articles (as defined in the Master License Agreement) (other than video games and applications) manufactured and sold by Skybound, LLC; (ii) 30% of Gross Revenues (as defined in the Master License Agreement) with respect to Articles (other than video games and applications) manufactured and sold a Third Party (as defined in the Master License Agreement); and (iii) 30% of Gross Revenues with respect to Articles that are video games and applications. RKL has also granted Skybound Stories, Inc. an exclusive license to his intellectual property in connection with Skybound Stories, Inc.’s commercialization of the Walking Dead video game within the software application housing such video game, pursuant to the Mobile Narrative License Agreement.

RKL has entered into various agreements as a co-party with the Company’s subsidiaries in connection with the commercialization of certain intellectual property rights belonging to RKL. These agreements allow certain third parties to use RKL’s intellectual property to create and distribute certain television projects, books, films, merchandise, and video games. RKL has also entered into an agreement, with the Company as a co-party, in which they will provide marketing services to Scopely, Inc. (“Scopely”) in connection with mutually agreed upon games developed by Scopely.

Robert Kirkman is also a partner at Image Comics, Inc., which publishes the Company’s comic books.

David Alpert, via his and his wife’s wholly owned entity, D.D. Tuercas Trading Company, Inc., have entered into a Services Agreement with the Company. Jon Goldman, via his wholly owned entity, via Tower 26 VC, LLC, has also entered into a Services Agreement with the Company. Please see Item 3 for the compensation of such entities for the fiscal year ending December 31, 2022. For the fiscal year ending in December 31, 2021, the Company compensated David Alpert and Jon Goldman $450,000 apiece, via the afore-mentioned entities, pursuant to the Services Agreements.

Certain of the Company’s subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California (the “Pico Office”), for a term of seven years, with a base rent of $87,286.32 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company’s Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California (the “Riverside Drive Office”), for a term of 84 months, with an average base rent of $52,051.48 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company’s Co-Chairman and Manager, and Robert Kirkman.

The Company entered into a loan agreement with its employee Ian Howe in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Company. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 Common Interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust). The Company has guaranteed loans entered into between entities owned by the Company’s directors and executive officers and certain lenders. Such loans include (i) the Loan Agreement dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank and (ii) the Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank.

In connection with the issuance of the outstanding Series A Preferred Interests and Series B Preferred Interests (collectively, the “Preferred Interests”) of the Company, David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman each entered into redemption agreements with the Company, pursuant to which the Company redeemed in aggregate an amount of Common Interests equal to 12.5% of the aggregate purchase price of the applicable Preferred Interests purchased.

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of the Company), and potentially other employees of the Company serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects for the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

ITEM 6. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

12

ITEM 7. Financial Statements

SKYBOUND HOLDINGS LLC, AND SUBSIDIARIES,

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2022 AND 2021

13

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Skybound Holdings LLC and subsidiaries:

Opinion

We have audited the accompanying consolidated financial statements of Skybound Holdings LLC and subsidiaries, (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2022 and 2021, and the results of their operations and their cash flow for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about, the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

March 31, 2023

14

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,	2022	2021

ASSETS

Current assets:
Cash and cash equivalents	$26,471,217	$20,901,009
Accounts receivable, net	18,503,433	15,973,195
Distributed product receivable, (Notes 2 and 14)	29,132,575	-
Due from related parties	400,829	1,542,499
Inventories, net (Notes 2 and 3)	3,881,604	3,933,297
Software and IP development costs, net (Notes 2 and 4)	4,541,679	456,700
Contract costs to related parties	1,910,889	792,857
Prepaid expenses and other current assets	1,665,052	853,863
Total current assets	86,507,278	44,453,420

Property and equipment, net	398,507	577,683
TV / Film development costs, net (Notes 2 and 4)	3,486,961	469,639
Non-current software and IP development costs, net (Notes 2 and 4)	430,078	1,863,730
Non-current due from related parties	1,763,304	-
Deferred tax asset (Notes 2 and 15)	-	4,326,679
Equity-method investment (Notes 2 and 6)	16,378,011	1,609,162
Derivative asset Notes 2, 6 and 7)	23,712,193	4,129,874
Investments, at cost (Notes 2 and 7)	3,339,650	80,000
Right of use assets (Notes 2 and 13)	6,619,881	-
Other non-current assets (Notes 2 and 13)	1,482,781	2,501,581
Total assets	$144,118,644	$60,011,768

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$1,054,222	$1,820,266
Distributed product payable (Notes 2 and 14)	37,346,938	-
Accrued liabilities (Note 8)	7,027,393	3,503,777
Lease liability, short-term (Notes 2 and 13)	1,161,714	-
Accrued royalties to related parties (Note 12)	1,898,684	1,911,705
Deferred revenue, short-term (Notes 2 and 14)	8,524,972	7,675,444
Tax liabilities	906,132	441,052
Other current liabilities	795,329	647,252
Total current liabilities	58,715,384	15,999,496

Lease liability, long-term (Notes 2 and 13)	5,603,263	-
Deferred tax liability (Note 15)	451,976	-
Deferred revenue, long-term (Notes 2 and 14)	3,439,767	3,604,869
Total liabilities	68,210,390	19,604,365

Commitments and contingencies (see Note 13)

Members’ equity:
Preferred Interests	43,807,095	41,385,952
Common Interests	1,011,902	667,331
Additional paid-in capital	2,782,990	207,694
Accumulated other comprehensive income (loss)	544,966	(20,664)
Retained earnings (accumulated deficit)	27,121,499	(2,775,262)
Members’ equity of Skybound Holdings LLC and subsidiaries	75,268,452	39,465,051
Noncontrolling interest	639,802	942,352
Total members’ equity	75,908,254	40,407,403
Total liabilities and members’ equity	$144,118,644	$60,011,768

See accompanying notes to consolidated financial statements.

15

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,	2022	2021

Revenue	$107,589,467	$64,386,320

Cost of revenue	65,875,704	33,863,197

Gross profit	41,713,763	30,523,123

Operating expenses:
Sales and marketing	8,919,539	6,392,231
General and administrative	18,052,132	13,020,589
Research and development	2,795,539	2,731,380
Total operating expenses	29,767,210	22,144,200

Income from operations	11,946,553	8,378,923

Other income (expenses):
Interest income	21,547	11,034
Interest expense	(108,475)	(108,047)
Foreign currency exchange	(527,232)	66,981
Paycheck protection program loan forgiveness	-	1,587,951
Change in fair value of derivative	10,695,457	1,415,471
Initial fair value derivative	15,914,646	-
Other non-operating income (expense)	298,692	23,711
Total other income	26,294,635	2,997,101

Income before income taxes	38,241,188	11,376,024

Income taxes	8,319,502	2,347,149

Net Income	$29,921,686	$9,028,875

Net loss attributable to noncontrolling interests	(302,550)	(546,801)
Net Income Attributable to Skybound Holdings LLC and subsidiaries	$30,224,236	$9,575,676

Other comprehensive income, net of provision for income taxes:
Foreign currency translation gain	565,630	25,638

Comprehensive income	$30,789,866	$9,601,314

Basic net income per interest	$35.56	$11.25
Diluted net income per interest	$29.49	$9.85

Weighted average interests outstanding - basic	849,945	851,414
Weighted average interests outstanding - diluted	1,024,827	972,026

See accompanying notes to consolidated financial statements.

16

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022

	Preferred Interests		Common Interests		Additional paid-in	Retained Earnings (accumulated	Accumulated other comprehensive	Total Skybound Holdings	Noncontrolling	Total Members’
	Interests	Amount	Interests	Amount	capital	deficit)	income / (loss)	LLC Equity	Interests	Equity

Balance, December 31, 2020	68,158	$23,253,839	856,872	$97,331	$0	$(7,892,847)	$(46,302)	$15,412,021	$238,839	$15,650,860

Equity-based compensation (see Note 10)	-	-		-	207,694	-	-	207,694	-	207,694
Proceeds from sales of preferred interests	61,982	18,128,208		-	-	-	-	18,128,208	-	18,128,208
Redemption of common interests	-	-	(9,034)	-	-	(2,625,680)	-	(2,625,680)	-	(2,625,680)
Acquisition of noncontrolling interests	-	-	2,286	570,000	-	(1,820,314)	-	(1,250,314)	1,250,314	-
Vesting of warrants	460	3,905		-	-	-	-	3,905	-	3,905
Foreign currency translation adjustment, net	-	-		-	-	-	25,638	25,638	-	25,638
Other	-	-		-	-	(12,097)	-	(12,097)	-	(12,097)
Net income	-	-		-	-	9,575,676	-	9,575,676	(546,801)	9,028,875
								0
Balance, December 31, 2021	130,600	$41,385,952	850,124	$667,331	$207,694	$(2,775,262)	$(20,664)	$39,465,051	$942,352	$40,407,403

Equity-based compensation (see Note 10)	-	-	-	-	2,048,870	-	-	2,048,870	-	2,048,870
Proceeds from sales of preferred interests	8,870	2,417,299	-	-	-	-	-	2,417,299	-	2,417,299
Redemption of common interests	-	-	(1,100)	-	-	(327,475)	-	(327,475)	-	(327,475)
Acquisition of noncontrolling interests	-	-	-	-	1,112,241	-	-	1,112,241	-	1,112,241
Vesting of warrants	453	3,844	-	-	-	-	-	3,844	-	3,844
Foreign currency translation adjustment, net	-	-	-	-	-	-	565,630	565,630	-	565,630
Exercise of options	-	-	1,488	344,571	(585,815)	-	-	(241,244)	-	(241,244)
Net income	-	-	-	-	-	30,224,236	-	30,224,236	(302,550)	29,921,686

Balance, December 31, 2022	139,923	$43,807,095	850,512	$1,011,902	$2,782,990	27,121,499	$544,966	$75,268,452	$639,802	$75,908,254

See accompanying notes to consolidated financial statements.

17

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2022	2021

Cash Flows from Operating Activities:
Net income	$29,921,686	$9,028,875
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,611,688	990,877
Unrealized gains in investments	(27,412,604)	(1,415,471)
PPP loan forgiveness	-	(1,587,951)
Realized foreign currency exchange gains	565,630	(66,981)
Equity based compensation	3,164,955	207,694
Amortization of prepaid	930,556	2,503,368
Deferred income taxes	4,778,655	-
Changes in operating assets and liabilities:
Accounts receivable, net	(3,151,872)	(8,429,841)
Distributed product receivable, (non-revenue)	(29,132,575)	-
Inventories, net	51,693	(1,840,527)
Prepaid expenses and other current assets	132,312	(2,933,778)
Capitalized software and IP development costs	(2,878,011)	(2,306,934)
Capitalized TV /film development costs	(3,017,322)	(469,639)
Contract costs to related parties	(1,118,032)	-
Accounts payable	(766,044)	(1,268,323)
Payments on leases	(969,777)	-
Distributed product payable	37,346,938	-
Accrued liabilities and other liabilities	3,658,672	(780,225)
Tax liabilities	465,080	783,013
Deferred revenue	684,426	7,355,913
Net cash provided/(used) in operating activities	$14,866,054	(229,930)

Cash Flows from Investing Activities
Purchase of property and equipment	(199,973)	(292,644)
Purchase of long term investments	(10,948,214)	(1,641,467)
Net cash provided/(used) in investing activities	$(11,148,187)	(1,934,111)

Cash Flows from Financing Activities
Repayment of line of credit	-	(595,716)
Proceeds from PPP loans	-	230,170
Proceeds from sale of preferred interests	2,574,839	18,128,207
Cash paid for offering costs	(157,540)	-
Taxes paid for cashless exercise	(241,244)	-
Redemption of common interests	(327,475)	(2,625,680)
Net cash provided/(used) by financing activities	$1,848,580	15,136,981

Effect of exchange rate changes on cash	3,761	(81,608)

Net increase in cash	$5,570,208	12,891,332

Cash - Beginning of Year	20,901,009	8,009,677
Cash - End of Year	$26,471,217	$20,901,009

See accompanying notes to combined financial statements.

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1.	ORGANIZATION AND NATURE OF BUSINESS

Skybound Holdings LLC, and subsidiaries (the “Company”), formed on June 2, 2010 as a California limited liability company (“LLC”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies and serves customers worldwide. On December 1st, 2022 the Company changed its name from Mr. Mango, LLC to Skybound Holdings LLC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories LLC, Viltrumite Pants LLC, This is JoJo LLC, Boaty Boat Boat LLC, El El See LLC, Itchy Waters LLC, Blah Blah Boys LLC, Tea Hot LLC, HowYaKnow LLC, Fakakta Inc, Shoe Leather Digital Inc, Skybound Game Studios Inc., Skybound Interactive LLC, IBO LLC, Skybound Japan KK and Skybound LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company, directly or through its subsidiaries, have majority owned subsidiaries including the accounts of Skybound Galactic, LLC and Skybound Stories, Inc. The ownerships interest not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

Collectively, all the companies above are referred to as the “Company” throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the company. The Company consolidates all entities which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company does not have the power to direct activities of B&C. The Company does not have the obligation to absorb losses or rights to receive benefits. The Company has a variable interest in B&C through a loan guarantee (see Note 8).

The determination of whether an entity is a VIE is based on the amounts and characteristics of the entity’s equity discussed in New Developments Summary 2017-03, “Step-by-step approach to applying the VIE consolidation model: Updated for ASU 2015-02, Amendments to the Consolidation Analysis,” discusses a step-by-step approach to determining whether a legal entity is a VIE and, if so, whether a reporting entity is the primary beneficiary of the VIE and should, therefore, consolidate the VIE under the guidance in ASC 810. Following this guidance, B&C would not need to be reflected in the consolidated financial statements.

Noncontrolling Interests The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which requires that noncontrolling interests be reported as a separate component of members’ equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of income and comprehensive income.

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Use of Estimates The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements include the capitalization and recovery of software and TV / Film development costs, revenues from contracts with customers and estimates related to revenue recognition when recognition is based on the inputs/time spent on the project, certain accrued expenses, valuation of equity related grants, derivative assets, and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a Customer: A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s intent and ability to pay, which is based on a variety of factors including the customer’s historical payment experience and for new customers credit and financial information pertaining to the customer.

2.	Identify the Performance Obligations in the Contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company must apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

3.	Determine the Transaction Price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depended on the nature of the variable consideration.

4.	Allocate the Transaction Price to the Performance Obligations in the Contract: If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (SSP) basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative SSP’ s. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. For subscription-based sales, if not sold stand-alone, the Company uses the residual method. Under the residual method, obligations with a SSP are first allocated their portion of consideration based on SSP and the amount remaining is applied to the remaining obligations.

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5.	Recognize Revenue: The Company disaggregates its revenue streams by type of service into three major categories that depict the nature, amount, timing, and uncertainty of revenues and related cash flows. The following depicts the primary revenue streams and recognition policies:

The Company generates revenue from the following sources:

●	Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

●	Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

●	Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time and recognized as a % of completion against actual costs. After production wraps, the Company does not have the remaining performance obligations related to producing services.

Impact of Coronavirus Pandemic In December 2019, a novel strain of coronavirus disease (“COVID- 19”) was first reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. To date, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities to mitigate the spread of the virus, which have adversely impacted global commercial activity and have contributed to significant volatility in financial markets. The COVID-19 outbreak and associated responses could result in a material impact to the Company’s future results of consolidated operations, cash flows and financial condition; however, at this time the extent to which COVID-19 may impact the Company’s consolidated financial condition or results of operations is uncertain.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. Allowance for doubtful accounts was deemed unnecessary as of December 31, 2022 and 2021.

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Distributed Products Receivable The Company’s distributed products receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 14 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable, The Company has no right of offset as the Company’s receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of December 31, 2022 the Company had two customers that accounted for more than 10% of the Company’s receivable balances. The loss of these customers would not have a significant impact on the Company’s operations. As of December 2021, the Company had no significant customers that accounted for more than 10% of the Company’s receivable balances.

Inventories Inventories consisting of work-in-process and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates average costing. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, ranging from three to fifteen years.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to ten years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statement of income for that period.

Recoverability of Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (“ASC 360”). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the years ended December 31, 2022, and 2021.

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Software Development Costs Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, this may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to a product’s release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to Development Costs.

Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue. As the lifetime revenue amount is a project that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 24 months.

Film and TV Costs Film and TV costs include direct costs incurred and capitalized in the production of a film, including costs related to the creation of the story. Amortization begins once a project is completed and starts generating revenue.

IP Development Cost Development costs incurred for intellectual property are capitalized. Amortization begins once a project is completed and starts generating revenue. Costs are reviewed periodically for impairment.

Equity-Method Investments The Company has investments accounted for under equity method because management believes the Company has significant influence, but not control. The Company recognized losses of $64,137 and $62,605 for the periods ending December 31, 2022 and 2021, respectively, resulting from the portion of net losses attributable to its ownership interest.

At-Cost Investments In accordance with FASB ASC Subtopic 321-10-35-2, Investments – Others – Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company will determine if the decline is other than temporary. If the decline is determined to be other than temporary, an impairment charge is recorded.

Derivative Instruments The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statement of income and comprehensive income.

Fair-Value of Financial instruments Three different asset levels were introduced by the U.S. FASB to bring clarity to corporations’ balance sheets. Level 1 assets include listed stocks, bonds, funds, or any assets that have a regular mark-to-market mechanism for setting a fair market value. These assets are considered to have a readily observable, transparent prices, and therefore a reliable fair market value. Level 2 assets are financial assets and liabilities that do not have regular market pricing, but whose fair value can be determined based on other data values or market prices. Level 3 assets are financial assets and liabilities considered to be the most illiquid and hardest to value. They are not traded frequently, so it is difficult to give them a reliable and accurate market price.

The Company’s forward purchase contract to acquire equity shares of 5th Planet Games is considered a free-standing derivative reported at fair value. 5th Planet Games shares are traded at Euronext, thus their shares are considered to have a readily determinable fair value. We estimated the fair value based on the fixed price per share and the closing price per share. We determine this derivative is a Level 2 instrument. We initially recorded the derivative at $2,714,403 and increased it by $1,415,471 to $4,129,874 at December 31, 2021. We increased the fair value by $10,695,457 during the year ended December 31, 2022 due to the significant increase in the underlying shares of 5th Planet Games. Upon each tranche invested, we transferred the fair value of the tranche derivative to the investment account. At December 31, 2022, the estimated fair value of the remaining derivative was $7.8 million and related to the final tranche - see note 6.

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The Company’s warrant to acquire shares of a private company (see note 7) are accounted for at fair value.

As of December 31,		2022	2021

5th Planet Games	Level 2	$7,797,546	$4,129,874
Private company (note 7)	Level 3	15,914,647	-

Debt Issuance Costs Debt issuance costs paid in connection with obtaining our line of credit financing are capitalized in assets and amortized using the straight-line method. Debt issue costs incurred for term debt are capitalized and amortized using the effective-interest method over the term of the related financing.

Deferred Offering Costs Prior to the completion of an offering, direct offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Adoption of the new lease standard on January 1, 2022 had a material impact on the Company’s consolidated balance sheet primarily related to the recognition of right-of-use assets of $7,625,736 and lease liabilities of $7,734,754 for operating leases in the consolidated balance sheet. The Company also reclassified deferred rent balances of $109,018 relating to the existing lease arrangements as of December 31, 2021, into the right-of-use asset balance as of January 1, 2022. The adoption of the new lease standard did not materially impact the Company’s consolidated statements of income and comprehensive loss or cash flows.

The components of lease expense within the consolidated statement of operations for the year ended December 31, 2022 are as follows:

Lease Costs Components

Year ended December 31, 2022
Operating lease costs	$1,577,084
Short term and other lease costs	39,059
Total lease costs	$1,616,143

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Supplemental Cash Flows Information

Year Ended
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,528,219
Non-cash additions to right-of-use assets and lease liabilities:
Recognition of right-of-use assets for operating leases	$7,625,736

Other Supplemental Information

December 31, 2022
Weighted-average remaining lease term in years	4.9
Weighted-average discount rate	8.8%

Advertising Advertising costs are expensed as incurred and amounted to $2,758,235 and $2,073,428 for the years ended December 31, 2022 and 2021. Advertising costs are included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

Equity Incentive Plan During 2018, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to key employees and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 56,737 options as of December 31, 2022 and zero grants as of December 31, 2021.

Foreign Currency Matters The functional currency of the Company is the United States dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The financial statements of the Company’s subsidiaries were translated to United States dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of income and comprehensive income.

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Income Taxes The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in “ASC 740”, Income Taxes which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2022 and 2021.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. As of December 31, 2022 and 2021, the Company had no accruals for interest and penalties, and no such interest or penalties were recognized for the year then ended.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs All costs of delivery are included in Cost of Sales. Delivery costs were $3,464,121 and $3,200,142 for the years ended December 31, 2022 and 2021, respectively.

Basic and Diluted Income Per Share (Interests) The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per share. Basic earnings per unit (“EPS”) calculations are determined by dividing net income (loss) by the weighted average number of interests of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common interests and dilutive common interest equivalents outstanding. Dilutive common interest equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period.

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The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the years ended December 31, 2022 and December 31, 2021 respectively:

As of December 31,	2022	2021
Weighted average common shares outstanding interests in calculating basic earnings Common Interest	$849,945	$851,414
Effect of Series A and B Preferred Interests	138,204	101,624
Effect of Common Interest Appreciation Rights	5,212	18,988
Weighted average common shares outstanding used in calculating diluted earnings per Common Interest	1,024,827	972,026
Effect of outstanding options	31,466
Net income as reported	$30,224,236	$9,575,676
Diluted income per Common Interest	$29.49	$9.85

Recently Issued Accounting Pronouncements In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the consolidated balance sheets for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of income. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which in conjunction with subsequent amendments issued by FASB amends the FASB’s guidance on the impairment of financial instruments. The ASU adds to US GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. For private companies, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the timing and impact of adoption on the Company’s consolidated financial statements.

3.	INVENTORIES

Inventories are net of reserves and consist of the following:

As of December 31,	2022	2021
Finished goods	$3,215,984	$2,797,089
Work-in-process	665,620	1,136,208
Inventories, net	$3,881,604	$3,933,297

4.	SOFTWARE DEVELOPMENT AND CAPITALIZED PRODUCTION COSTS

The following table summarizes the components of software development and capitalized production cost balances:

		December 31, 2022
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-2	$1,452,268	$(1,133,688)	$318,580
Software development costs in process	n/a	4,292,826		4,292,826
Capitalized TV/Film production in process	n/a	3,486,961		3,486,961
Capitalized IP development in process	n/a	360,351	-	360,351
Total capitalized development and production costs		$9,592,406	$(1,133,688)	$8,458,718

		December 31, 2021
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization		Net Carrying Amount
Software development costs completed	1-2	$456,700	$		$456,700
Software development costs in process	n/a	2,582,362		(718,632)	1,863,730
Capitalized TV/Film production in process	n/a	797,814		(328,175)	469,639
Total capitalized development and production costs		$3,836,876		$(1,046,807)	$2,790,069

The software development costs in process pertain to video games that are expected to launch in 2023 and 2024.

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5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2022	2021
Leasehold improvements	$59,028	$59,028
Furniture and fixtures	308,043	291,822
Computers	538,161	369,164
Machinery and equipment	942,536	927,782
Vehicles	300,000	300,000
Less: accumulated depreciation	(1,749,261)	(1,370,113)
Property and equipment, net	$398,507	$577,683

Depreciation expense related to property and equipment was $379,148 and $263,470 for the years ended December 31, 2022 and December 31, 2021, respectively.

6.	EQUITY-METHOD INVESTMENTS

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, we purchased 21,677,765 shares at $0.069 per share or $1,500,000. As of December 31, 2021, the Company’s ownership in 5th Planet Games was 16.9%.

In April 2022, we purchased 36,129,608 shares at $0.061 per share or $2,439,828. In August 2022, the Company completed three investment tranche payments for a total of 101,162,903 shares at $0.07 per share or $6,721,144, increasing the Company’s ownership to 48.7%. As of December 31, 2022 the Company has significant control over 5th Planet Games. The final tranche payment will be in 2023 at which point the Company will have over 50% ownership in 5th Planet Games. This forward purchase agreement is accounted for as a derivative. We determined the estimated fair value in December 2022 and 2021 to be approximately $14.8 million and $4.1 million, respectively.

In August 2023, the Company has the obligation to make its fourth and final tranche to purchase additional interests of 50,581,452 shares which is estimated at approximately $3.4 million.

The Company has the opportunity to acquire additional shares at NOK 0.90, per share, in the event 5th Planet Games’ market capitalization reaches the following amounts:

	Milestone	Upon Market	Upon Market
		Value of	Value of
	Warrants	(NOK)	(USD Equitv)
Tranche 1	4,241,438	$60,000,000	$6,708,000
Tranche 2	4,241,438	75,000,000	8,385,000
Tranche 3	4,241,438	100,000,000	11,180,000
Tranche 4	4,241,438	125,000,000	13,975,000
Tranche 5	14,138,130
	31,103,882

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Mega Cat Studios

In August 2022, the Company entered into a multi-tranche investment and made the first tranche payment of $2,000,000 for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios, a private video game development company. Game development resources are extremely tight, so this investment allows the Company to lock in future product flow more reliably. As of December 31, 2022, the Company had 14.3% ownership of Mega Cat Studios. As discussed in note 18-Subsequent Events, the Company made its second tranche payment in February 2023. We determined that we have significant influence over operating decisions of Mega Cat Studios.

The Company is obligated to make the final tranche payments in 2023 as follows:

	Shares	Rate	Amount	Date	2021
Tranche 2	1,250,000	$1.20	$1,500,000	$14,825,331	Feb-23
Tranche 3	1,458,333	$1.20	$1,750,000	15,914,647	Jun-23

7.	INVESTMENTS, AT COST

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company’s common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million as allocated as follows; $8,085,000 to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415,000 for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company. The warrants had an expiration date in May 2023. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 “Derivatives and Hedging”. At December 31, 2022, the investment’s estimated fair value was $15.9 million resulting in an increase in the unrealized appreciation of $15.9 million.

C2X Investment

On March 10, 2022, the Company invested $750,000 in cryptographic tokens called C2X. Per the agreement, twelve months after the effective date the Company will start to receive $375,000, in the agreed upon crypto currency, every quarter, for two years.

Telltale Investment

On November 15, 2022, the Company entered into a simple agreement for future equity with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company invested $2,000,000.

8.	ACCRUED LIABILITIES

The Company accrues for all expenses incurred but not billed.

As of December 31,	2022	2021
Accrued royalties and commissions	$4,127,066	$1,169,484
Accrued software development	760,913	881,892
Accrued compensation and related benefits	447,744	613,250
Accrued TV/film development	-	493,784
Accrued professional fees	246,988	201,426
Accrued distributed product payable	1,307,243	-
Accrued sales taxes, VAT and other	137,439	143,941
Accrued liabilities	$7,027,393	$3,503,777

The Company has a royalty agreement with one of its members (see note 11).

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9.	LINE OF CREDIT

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $8,000,000. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate shall in no event be less than 3.75% per annuum. The interest rate as of December 31, 2022 and 2021 was 7.25% and 3.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on September 25, 2023. The outstanding balance on the line was $0 on both December 31, 2022 and 2022. The Company believes it is in compliance with or has received waivers for all of the restrictive covenants on December 31, 2022.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense.

10.	BACKSTOP ARRANGEMENT

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000,000 to East West Bank, the lender on the Company’s revolving line of credit (“Backstop Note”). The Backstop Note accrues interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company is unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note are able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Interest price.

In addition to the convertible note and as part of the Backstop arrangement, the Company issued 1,725 warrants to purchase Common interests in the Company for an exercise price of $10 The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. Fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

11.	MEMBERS’ EQUITY

Series A Preferred Interests During the year ended December 31, 2021, the Company issued Series A Preferred interests at a value of $290 per Interest. Preferred interests will receive preference in liquidation over Common interests up to $290 per interest, and then pro-rata with all members of the company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred interests are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Preferred interests can convert into Common interests on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred interests or mandatorily upon Initial Public Offering. Series A Preferred interests also have certain voting privileges such as approval of mergers, liquidation of the company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Preferred Interests During the year ended December 31, 2022, the Company issued 8,870 Series B Preferred interests at a value of $290 per Interest. Certain Series B Preferred interests were also issued in 2021. Series B interests have liquidation, dividend, conversion and voting rights similar to Series A Interests except for conversion of Series B in Common interests is subject to approval by the holders of a majority of the outstanding Series B Preferred interests.

Common Interests Common interests were granted to the founding members of the Company. Once the liquidation preference has been met, Common interests can receive distribution pro-rata with all members according to the number of Interests held. The Company redeemed 1,100 and 9,034, Common Interests in 2022 and 2021 on a pro rata basis, respectively.

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Warrants In connection with the issuance of Preferred Interests with one of its members, in December 2019, the Company issued 1,826 warrants to purchase Series A Preferred interests. The warrants have an exercise price per interest of $548 and an aggregate purchase price of $1,000,000. The warrants vest over four years in the following manner: 460 interests at December 13, 2020; 453 interests at December 31, 2021; 460 interests at December 31, 2022; and 453 interests at December 13, 2023. At December 31, 2021, the company had 913 warrants outstanding and 913 that are exercisable. The fair value of the warrants was estimated at issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $7,750, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred interests. The company recorded $3,844 in 2022 and $7,750 in 2021.

Acquisition on Noncontrolling Interests On November 24, 2021 Skybound Holdings LLC, LL increased its interest in Skybound Games Studios, Inc. from 70% to 100% by issuing “Common Interests” to the holders of the minority interests. Common interests are equivalent to common equity interests in the LLC per LLC Operating Agreement. The amount of Common Interests issued by the Company to both parties amount to 2,286.

On November 24, 2021 the Company also issued the sellers interest appreciation rights referred to as Common Interest Appreciation Right Interests (CIARs). Each seller received 13,031 CIAR Interests. 20% of CIAR vest immediately on the grant date, at the fair market value of $290, while 80% of granted CIARs vest quarterly over the period through July 1, 2025, according to the terms of Common Interest Appreciation Rights Agreement (CIAR Agreement). As of December 31, 2022, the CIARs were 50% vested. The grant date fair value of $5,561,206 was based on a market approach valuation of which $2,780,603 and $3,892,844 was yet to be amortized as of December 31, 2022 and 2021, respectively.

The Company recognizes the vesting of CIARs, post-acquisition date on November 24, 2021 as compensation expense for post-acquisition services, measured at fair value on the grant date The Company recognized $1,112,241 and $92,687 of expense in December 2022, and 2021, respectively. The Company will recognize the compensation expense ratably from the grand date of November 24, 2021 through the end of the vesting period of July 1, 2025.

Terms of CIAR agreement define certain contingent redemption by the Company including potential redemption of vested CIARs in cash.

Incentive Plan The Company has reserved 99,300 Common interests for issuance under the Company’s 2019 Equity Incentive Plan.

In 2022, the Company granted and entered into agreements to issue 56,737 options under Company’s 2019 Equity Incentive Plan. In 2022, 5,850 of those options were exercised through a cashless transaction, resulting in 1,488 interests issued.

On October 24, 2022 the managing members approved a forward interest split for which 7.18732 interests will be exchanged for each Common and Preferred interest held. All interests and related amounts have been retroactively restated for all periods presented.

Equity-Based Compensation The Company’s 2019 Equity Incentive Plan (the “Plan”) permits the granting of interest options to its employees, directors and consultants, for up to 99,300 Common interests. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Interests in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all share-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 56,737 options for the year ended December 31, 2022, and as of December 31, 2022, 49,110 common interests were available for grant under the Plan.

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The following is a rollforward of the outstanding options to purchase common interests:

Unvested Options Rollforward

Common
Options
Nonvested at December 31, 2021	-
Granted	56,737
Vested	(8,273)
Cancelled and forfeited	(6,548)
Nonvested at December 31, 2022	41,916

The below schedule shows how equity-based compensation is allocated:

Year ended December 31, 2022

Research and development	$22,201	1%
Sales and marketing	1,144,157	56%
General and administrative	882,512	43%
Total	$2,048,870	100%

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of subjective assumptions regarding the fair value of common interests, expected volatility, expected term, risk free-rate and dividend yield as follows:

	Common Options
			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life (Yrs.)
Outstanding at December 31, 2021	-	$-	-
Granted	56,737	145.16	10.0
Exercised	(5,850)	145.16	9.5
Canceled/Forfeited	(6,548)	145.16	9.5
Outstanding at December 31, 2022	44,339	$145.16	9.5

Fair Value of Common interests

Because there was no public market for the Company’s common interests, the Company’s management, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common interests at the time of the grant of interests options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common interests and preferred interests, the rights and preferences of the preferred interests and prospects of a liquidity event, among other factors. The fair value of the Company’s common interests was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

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Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its common interests.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the Black-Scholes option pricing model, management has determined that the options have a value of $206.57 per option resulting in total compensation cost of $11,720,080. Compensation cost will be recognized over the eight-year service period that began January 1, 2022.

The following is a summary of a range of assumptions for options granted during the year ended December 31, 2022:

Assumptions for Equity-Based Compensation
Risk-free interest rate	1.38% - 3.93%
Expected life (in years)	6.1 - 6.5
Dividend yield	-
Expected volatility	88% - 95%

Regulation A Offering On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its limited liability company common equity interests, each of which are subject to the conditions set forth in “Securities Being Offered.” The number of Interests subject to the Offering is 150,000, at a fixed price of $500 per Interest. The minimum purchase per investor is $500 (1 Interest). Additional purchases may be made in multiples of $500 (1 Interest). If the Company sells all 150,000 Interests offered, the gross proceeds will be $75,000,000. All funds raised will become available to the Company and will be used as described under “Use of Proceeds.”

This Offering, which is not subject to the sale of any minimum number of Interests, is being conducted on a “best efforts” basis through a registered broker-dealer, which will be paid (i) a brokerage commission, in cash, of 6% of the first $20,000,000 of the aggregate Offering Price of all Interests sold in this Offering, 5% of the next $30,000,000 of the aggregate Offering Price of all Interests sold in this Offering, and 1.5% of all dollar value over $50,000,000 of the aggregate Offering Price of all Interests sold in this Offering (the “Brokerage Commission”); and (ii) a securities commission – that is, a commission paid in Interests – of 1.5% of all Interests sold in this Offering, provided the aggregate Offering Price of all Interests sold in this Offering is equal to or exceeds $25,000,000. No Company officer or director who introduces friends, family members and business acquaintances to any selling agent in this Offering will receive commissions or any other remuneration from any such sales.

Incremental direct costs incurred to issue interests classified as equity, such as underwriting, accounting and legal fees, printing costs, and taxes, will be treated as a reduction of the proceeds. Management salaries and other indirect costs related to the issuance will be expensed as incurred.

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12.	RELATED PARTY TRANSACTIONS

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2022 and 2021 amounted to $19,135,840 and $19,643,240, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2022 and 2021 were $90,813 and $89,032, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to B&C totaled $0 as of December 31, 2022 and 2021, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2022 and 2021, B&C owes the Company $387,348 and $217,201, respectively for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In April 2022, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2022 amounted to $7,944,028. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2022 were $ 46,920 The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to Spicy totaled $0 as of December 31, 2022.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. As of December 31, 2022, Spicy owes the Company $0 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,800,169 and $4,881,000 was incurred for the years ended December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022 and 2021, the Company had an outstanding, related party, loan receivables in the amount of $1,776,785 and $300,000, respectively, The Company calculates interest ranging from 2.05% to 3.92% per annum. The loans can be paid off any time prior to their relative due dates.

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Company. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 common membership interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust).

The Company received revenues of $444,494 from Com2uS Corp. in 2022. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company’s Board of Managers.

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13.	COMMITMENTS AND CONTINGENCIES

Operating Leases The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through December 2026. Total rent expense to related parties was $1,560,902 for the year ended December 31, 2022 (see Note 12). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The balance of the operating lease right of use assets at December 31, 2022 is $7,625,736.

The following is a summary of future annual minimum lease payments on all operating leases as of December 31, 2022:

Future Minimum Lease Payments
Fiscal year:
2023	$1,700,862
2024	1,734,522
2025	1,753,999
2026	1,786,048
2027	618,594
Thereafter	789,575
Total undiscounted future lease payments	8,383,600
Less: imputed interest	(1,618,623)
Less: current portion of lease liabilities	(1,161,714)
Long-term lease liabilities	$5,603,263

Litigation the Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The company addresses such possible infringement in the ordinary course of business consistent with advice of the Company’s counsel.

The corporate headquarters was served with a civil lawsuit on January 15, 2021 alleging negligence that led to a trip and fall on the sidewalk outside of the corporate headquarters building. Neither the Company nor any Company Subsidiary is a party to any material litigation at this time. The Company is making this disclosure for informational purposes.

In January 2022, a lawsuit was filed in federal court against a principle of Mr. Mango, LLC by a colorist who performed services on a comic book. Neither Mr. Mango, LLC nor any of its subsidiaries are parties to the lawsuit, however, the lawsuit does list a principle of Mr. Mango, LLC and the Company’s subsidiaries commercialize the involved IP.

14.	REVENUES

The company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue as of December 31, 2022 and as of December 31, 2021:

For the Year Ended December 31,	2022	%	2021	%
Physical product sales	$25,011,464	23%	$24,581,346	38%
Digital product sales	6,706,877	6%	5,315,468	8%
Licensing and royalty	27,754,936	26%	22,675,181	35%
Services	43,919,631	41%	10,242,561	16%
Other	4,196,559	4%	1,571,764	2%
Net sales	$107,589,467	100%	$64,386,320	100%

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The following table represents the Company’s revenue as of December 31, 2022 and December 31, 2021. The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

As of December 31,	2022	2021
Point in time (1)	33%	49%
Over time and other (2)	67%	51%
Net sales	100%	100%

(1)	Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.
(2)	Revenue recognized “over-time and other revenue” is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company’s sales by geographical region for the years ended December 31, 2022 and December 31, 2021:

As of December 31,	2022	%	2021	%
Asia	$15,438,030	14%	$11,267,284	17%
Europe	20,380,726	19%	9,033,097	14%
Middle East	683,460	1%	176,057	-%
North America	69,345,027	65%	43,509,420	68%
Oceania	1,613,576	1%	400,462	1%
South America	128,648	-%	-	-%
Total sales	$107,589,467	100%	$64,386,320	100%

In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue for December 31, 2022 and December 31, 2021, respectively:

Deferred revenue rollforward for year ending December 31, 2022

	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$1,997,343	$1,434,882	$(1,429,132)	$2,003,093
Licensing and royalties	3,642,657	4,365,000	(4,601,293)	3,406,364
Services	5,640,313	13,977,899	(13,062,930)	6,555,282
	$11,280,313	$19,777,781	$(19,093,355)	$11,964,739

Deferred revenue rollforward for year ending December 31, 2021

	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$1,368,237	$1,152,867	$(523,761)	$1,997,343
Licensing and royalties	3,100,000	3,642,657	(3,100,000)	3,642,657
Services	811,640	5,123,766	(295,093)	5,640,313
	$5,279,877	$9,919,290	$(3,918,854)	$11,280,313

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Future annual revenues from deferred revenues are as follows:

2023	2024	2025	2026
$8,524,972	$2,455,204	$667,880	$316,683

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

On August 1, 2020, the Company entered into an agreement with PUBG (Krafton, Inc), to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company markets and distributes the game, in various formats to its customers, invoices and collects payments from its customers. Upon collection, the Company retains its fees of $1 per unit of physical sales and $0.60 per unit of digital sales, and the Company remits the balance collected to PubG. As of December 31, 2022, the Company recognized $1,373,180 in revenue. The Company has no credit risk as it is not obligated to remit monies for any invoices which are uncollected. Accordingly, the Company only records revenues for its marketing and distribution fees. At the time the Company invoices its customers, it establishes a corresponding liability.

At December 31, 2022, the Company held $29.1 million of distributed products receivable on behalf of Krafton Inc. This amount is being offset in the liability to PubG amounting to $37.3 million.

15.	INCOME TAXES

The total current tax and provision for income tax expense consists of the following as of December 31, 2022 and 2021:

As of December 31,	2022	2021
Current tax expense:
Federal	$3,038,818	$206,386
State and local	502,028	310,205
Foreign	-	356,991
Total current tax expense	$3,540,846	$873,582

Deferred tax expense:
Federal	3,956,772	1,274,509
State and local	953,078	199,058
Foreign	(131,194)	-
Total deferred tax expense	4,778,656	1,473,567
Total income tax expense	$8,319,502	$2,347,149

Deferred tax assets consist of the following as of December 31, 2022 and 2021:

As of December 31,	2022	2021

Deferred tax assets:
Net operating losses	$1,858,475	$3,810,877
Stock-based compensation	841,850	109,607
Capitalized software and production	691,275	99,190
Accruals and other	394,727	396,285
	3,786,327	4,326,679
Deferred tax liability - Unrealized gain on derivative asset	(4,238,303)	-
Net deferred tax asset/(liability)	$(451,976)	$4,326,679

The Company has recorded a deferred tax liability of $4.2 million related to the unrealized gain of $15.9 million on the derivative asset described in Note 7.

In connection with the Company unrealized gain on its forward purchase contract to acquire equity securities in 5th Planet Games, which is accounted for as a derivative asset, management plans to acquire a controlling interest, thus indefinitely deferring the gain for income tax reporting purposes.

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Consideration of whether a valuation allowance should be recorded against deferred tax assets is based on the likelihood that the benefits of the deferred tax assets will or will not ultimately be realized in future periods. Accounting standards require that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Realization of the future benefits related to the deferred tax assets is dependent on many factors, including the company’s ability to generate taxable income within the near to medium term and tax planning strategy. The Company has considered these factors in determining the amount of the valuation allowance.

The Company had no valuation allowance as of December 31, 2022 and 2021, as net deferred tax assets are expected to be fully utilized in future periods.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2022 is 21.0% and 3.7%, when applicable, respectively. The Company’s effective tax rate was less than the statutory rate due to net operating losses (“NOLs”) applied against income.

As of December 31, 2022, the Company had approximately $18,022,151 of federal and $11,360,000 of state net operating losses.

For the years ended December 31, 2022, and 2021, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2019 through 2022 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

As of December 31,2022	2022	2021
Supplemental disclosures of cash flow information:
Cash paid for interest	$9,683	$12,269
Cash paid for income taxes	$2,663,515	$917,092
Non cash investing and financing activities:
Common interests issued to acquire noncontrolling interest	$-	$570,000
Common interest appreciation rights issued to acquire NCI	$-	$1,668,362
Derivatives received in exchange of license	$542,880	$2,714,403
C2X Investment	$750,000

17.	EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) retirement plan (the “Plan”) that covers eligible employees of the Company. Under the terms of the Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $297,932 and $210,215 for December 31, 2022 and December 2021, respectively. which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%.

18.	SUBSEQUENT EVENTS

The Company evaluated subsequent events that occurred from January 1, 2023 through the date of the independent auditor’s report, which is the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below:

On January 4, 2023, the Company granted options to acquire 1,552 common interests as part of the 2019 Equity Incentive Plan (the “Plan”).

Capital Raise As of February 17, 2023 the Company has closed on the sale of 23,134 Common interests at $500 per Interest, for $11,567,000 in connection with its December 5, 2022, Regulation A offering (see footnote 11 above). The sale of these interests is subject to the terms and condition of the offering circular, including certain escrow requirements. To date the company has received two disbursements on January 18, 2023 and February 17, 2023. To date, the Company has paid $742,080 in commission and fees related to the sales and will realize net proceeds of $9,668,220.

On February 21, 2023 the Company exercised the 481,824 warrants at $0.01 (see note 7).

On February 28, 2023, the Company made the tranche 2 payment of $1,500,000 for 1,250,000 shares at $1.20 per share, for the Mega Cat Studios investment.

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ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
3.1	Warrant to Purchase Shares of Common between Bumbio LLC, Skybound Interactive, LLC, and Scopely, Inc.*
4.1	Subscription Agreement*
6.1	Secured Loan Agreement between Mr. Mango LLC and Ian Howe*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC
11.1	Consent of dbbmckennon

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 11, 2023.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-K has been signed as of April 11, 2023 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

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